New: Our fastest exit ever? Inbox ×

Anthony DeSimone, Masterworks <adesimone@masterworks.com>
to me

Hello Sam,

We're launching a brand new Simone Leigh offering today, so we wanted to take a look back at her exit from last year, which was the fastest turnaround on any piece we've ever sold.

In December 2022, we launched an offering featuring a Leigh sculpture for $1.1 million. After holding the piece for just 36 days, we sold it for $1.325 million—good for a 15.4% total net return (Past performance not indicative of future returns).

For context, during that same time frame, the S&P 500 total return fell by 4.6%.*

That was a uniquely short time span, and far from the norm, but it was still a testament to the demand that can arise for Leigh's work under the right circumstances.

Since that exit, she's achieved her #1 and #2 record prices at auction, and Leo DiCaprio recently selected her as the guest of honor for LACMA's Art + Film gala, giving us confidence in her continued market potential.

Past performance is not indicative of future returns, but we're excited to offer a new chance to get in on Leigh's market with this offering.

Want to invest? Click here, or view the offering circular below.



Simone Leigh
Masterworks 181

Total Net Return (36 Days Held)	15.4%
Initial Offering Size	**$1.110M**
Sold For	**$1.325M**
Profit from $10K investment	**$1.5K After Fees**

Past performance not indicative of future returns. Previous exit not included in set of similar sales to the Live Offering. See Important Disclosures for information on performance calculations.

Thanks,

Anthony DeSimone

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Investor Relations

MASTERWORKS

www.masterworks.com

225 Liberty St. 29th Floor, New York, NY 10281